Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Enters into Share Purchase Agreement for Acquisition of Equity Interest in Israeli Based AI Software Company

Vancouver, British Columbia –TheNewswire – March 27, 2026 - Femto Technologies Inc. (OTCID: FMTOF) (“Femto” or the “Company”), a FemTech and CRM software company, is pleased to announce that it has today entered into a share purchase agreement (the “Share Purchase Agreement”) with Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (“Gilad”) and its shareholder (the “Vendor”), to acquire an equity interest in Gilad (the “Acquisition”) in order to strengthen the field of software services provided by Femto through its subsidiary, BYND – Beyond Solutions Ltd., and in order to remain relevant in light of the significant changes that the software field is undergoing due to the prevalence of artificial intelligence engines.

Gilad is an Israeli software company focused on the development and sales of advanced, AI-driven research and data analysis solutions with a strategic emphasis on building scalable, software-as-a-service platforms designed for global deployment. Its flagship product, i-RAT (Interactive Researcher Assistant Tool) (the “Product”), is an AI-powered SaaS platform designed to guide users across the full lifecycle of quantitative research, integrating statistical learning, hypothesis formulation, data analysis, and automated results reporting into a single, coherent environment. The co-developer of the Product will, at Closing, hold a royalty interest of 10% of net profits received from sales of the Product.

Pursuant to the Acquisition, Femto will acquire:

1.	from Gilad, 43 previously unissued common shares of Gilad (the “Gilad Shares”) for a total purchase price of US$1,000,000 which will be used to complete development and sales in accordance with a budget to be approved by the parties (the “Treasury Shares Purchase Price”), to be paid in four equal quarterly instalments of US$250,000; and

2.	from the Vendor, 14 Gilad Shares in consideration for:

a.	the payment to the Vendor of the sum of US$250,000; and

b.	the issuance to the Vendor of 169,811 subordinate voting shares in the capital of Femto (the “Subordinate Voting Shares”) at deemed price of US$0.589 per Subordinate Voting Share (the “Payment Shares”), being the volume weighted daily average market price of the Subordinate Voting Shares for the 30 trading days preceding the date of the Share Purchase Agreement.

Upon closing of the Acquisition (the “Closing”), Femto will hold 40% of the issued and outstanding Gilad Shares.

Prior to the investment by Femto, Gilad holds cash of about US$200,000.

If Gilad achieves, within 24 months following the Closing, revenues of at least US$4,200,000 from bona fide sales of the Product to parties at arm’s length to Gilad and the Vendor, Femto will make an additional payment to Gilad in the amount of US$1,680,000.

Femto has the option (the “Option”), exercisable at any time during the 24 months after the Closing, to acquire such additional number of Gilad Shares from the Vendor (the “Option Shares”) as will result in Femto holding, in aggregate, 51% of the issued and outstanding Gilad Shares immediately following such acquisition. The purchase price for the Option Shares will be an amount equal to the fair market value of the Gilad Shares on a pre-transaction basis as at the date of exercise of the Option, as determined by an independent valuator.

Femto is entitled to nominate one individual for election or appointment to Gilad’s board of directors following the Closing and a second individual if the Option is exercised.

Completion of the Acquisition, which is subject to customary closing conditions, is expected to occur before the end of this month. Following the Closing, Femto will pay to the Vendor reimbursement for expenses incurred by the Vendor in relation to the Acquisition.

The Acquisition is not a “related party transaction” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions; however, because the Vendor is a relative of Yftah Ben Yaackov, a director and executive officer of Femto, the board of directors of Femto (the “Board”), with Mr. Ben Yaackov abstaining, formed a special committee (the “Special Committee”) to review, consider, evaluate and oversee the negotiation of the terms of the Share Purchase Agreement and make a recommendation to the Board with respect to the Acquisition. Upon completion of its evaluation, it was the recommendation of the Special Committee that the Board approve the Share Purchase Agreement.

Early Warning Disclosure

The disclosure in this section is the sole responsibility and is published at the request of Batya Ben Yaackov (“Batya”(, pursuant to her disclosure obligations under National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

The requirement to provide this disclosure was triggered by the execution of the Share Purchase Agreement on March 27, 2026, pursuant to which Batya will acquire 169,811 Subordinate Voting Shares at a deemed price of US$0.589 per Subordinate Voting Share (the “Payment Share Issuance”).

Immediately following the Payment Share Issuance, Batya will beneficially own 169,811 Subordinate Voting Shares, representing approximately 16.5% of the issued and outstanding Subordinate Voting Shares (assuming that no further Subordinate Voting Shares are issued) and approximately 13.6% of the aggregate voting rights attached to all of Femto’s outstanding voting securities.

Batya may from time to time acquire additional securities of Femto or dispose of some or all of the existing or additional securities, whether in transactions over the open market or through privately negotiated arrangements or otherwise, or may continue to hold the same number of securities of Femto.

A copy of the early warning report filed by Batya pursuant to NI 62-103 may be obtained under Femto’s profile on SEDAR+ (www.sedarplus.ca) and from Femto’s chief financial officer at the contact information provided below. For the purposes of the early warning requirements under NI 62-103, the head office address of Femto is 2264 East 11th Avenue, Vancouver, BC V5N 1Z6, and the address of Batya is Vradim st. 72/2, Ashkelon, Israel.

About Femto Technologies Inc.

Femto Technologies Inc., is a public Femtech company. Its proprietary Smart Release System (SRS technology) is embedded in Sensera, which has been named CES Innovation Awards® 2025 honoree in the AI category. Femto’s subsidiary, BYND - Beyond Solutions Ltd., is an Israeli-based integrated software company which owns and markets “Benefit CRM,” a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

For more information, please visit www.femtocorp.com and the Company’s profile on SEDAR+: www.sedarplus.ca.

COMPANY CONTACT:

Gabi Kabazo, Chief Financial Officer Tel: (604) 833-6820 e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions used herein are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements regarding, but not limited to, the completion of the Acquisition. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive any necessary regulatory approvals; the actual results of future operations; changes in legislation affecting the Company; and those factors discussed in filings made by the company with the Canadian securities regulatory authorities which are available under the Company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the Company’s financial year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this news release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.